Exhibit 99.6

1.	Appointment of Mr. John Vogelstein as Director

2.	Appointment of Mr. Frédéric Lemoine as Director

3.	Appointment of Mr. Stephen Willard as Director

4.	Determination of the annual amount of Directors’ attendance fees

5.	Amendment of Article 14 of the Articles of Association

6.	Amendment of Article 13 of the Articles of Association

7.	Authority granted to the Board of Directors to make awards of the Company’s shares without consideration to employees of the Company or companies or economic interest groups affiliated with the Company in accordance with the provisions of Article L. 225-197-2 of the Commercial Code and to officers stipulated in Article L. 225-197-1, II of the said Code

8.	Authority granted to the Board of Directors to issue up to 250,000 warrants (“Bons de Souscription Autonomes”) (“warrants BSA”), reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman; authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA) and to issue a maximum of 250,000 new ordinary shares

9.	Increase of the share capital reserved to the Company’s employees as contemplated by articles L. 225-129-6 of the Commercial Code and L. 443-5 of the Labor Code

10.	Authority in connection with filing, publication, and registration formalities

☐	▼ DETACH PROXY CARD HERE ▼

	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.				☒ Votes must be indicated (x) in Black or Blue ink.

	RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS				RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS				RESOLUTION NOT APPROVED BY THE BOARD OF DIRECTORS
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1	☐	☐	☐	6	☐	☐	☐	9	☐	☐	☐

2	☐	☐	☐	7	☐	☐	☐

3	☐	☐	☐	8	☐	☐	☐

4	☐	☐	☐	10	☐	☐	☐

5	☐	☐	☐					To change your address, please mark this box.				☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
Date Share Owner sign here	Co-Owner sign here

     Flamel Technologies S.A. (the “Issuer”) informed the Depositary on September 28, 2005 that it did not wish the Depositary to cast a vote in favor of Resolution 9 in the event that no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before October 17, 2005. Accordingly, if the Depositary does not receive voting instructions from any Owner on or before October 17, 2005 with respect to Resolutions 1 through 10, the Depositary intends to vote in accordance with management’s instructions in respect of such proposals in accordance with the terms and conditions of the Depositary Agreement (i.e., in favor of Resolutions 1, 2, 3, 4, 5, 6, 7, 8 and 10, and against Resolution 9).
     NOTE:
     As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies S.A., in accordance with French company law and the statuts of Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders’ meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders’ meeting to appear and vote at such meeting, or (ii) twenty-five (25) calendar days prior to the date of the relevant shareholders’ meeting to propose any such resolution.

Flamel Technologies S.A. Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. on October 17, 2005)

     The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other Deposited Securities represented by such American Depositary Shares of Flamel Technologies S.A. registered in the name of the undersigned on the books of the Depositary as of the close of business on September 20, 2005 at the Ordinary General meeting and the Extraordinary General Meeting of Shareholders of Flamel Technologies S.A. to be held on October 24, 2005 in respect of the resolutions specified on the reverse.

NOTE:
Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.